

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Eyal Barad
Chief Executive Officer
CNBX Pharmaceuticals Inc.
#3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

> **Re: CNBX Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2023**
> **Filed November 30, 2023**
> **File No. 000-52403**

Dear Eyal Barad:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences